DENTONIA RESOURCES LTD.
Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144 Email: dentonia@telus.net

November 5, 2003

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

Dear Sirs/Mesdames:

Re: New Release dated November 5, 2003

Enclosed is a copy of our News Release dated November 5, 2003 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

DENTONIA RESOURCES LTD.

Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4

Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

November 5, 2003

TSX Venture: DTA
No. of Pages: 2

NEWS RELEASE
DIAMOND EXPLORATION UPDATE & GOLD PROSPECT ACQUISITION

Diamond Exploration

Dentonia Resources Ltd. ("Dentonia") has been advised that the core from the two drill holes, completed recently, a vertical hole, 69m, an angle hole, 25m, into the WO9 kimberlite pipe, a new kimberlite, is now at BHP Billiton's facilities at Kelowna, BC and will be logged.

Depending on the results of this logging, all or part of this core will be submitted for caustic fusion and micro diamond analysis.

Both drill holes were primarily confined to the tuff and crater zones of this pipe, without penetrating deep into the diatreme facies. The tuff and crater zones appear to be diluted with mudstone, country rock etc.

Approximately 1,000 carats from the 1994 bulk test of DO27 pipe were transferred from Kennecott Canada Exploration to BHP Billiton, some weeks ago, and are currently being investigated and examined with a view to determine whether to retest the DO27 kimberlite pipe or not.

The 1994 bulk sample suggested a grade of 0.36 ct/tonne and a value of less than US$30 per carat, the low value was due to the preponderance of small diamonds in the sample population, however, a subsequent infrared study by Dr. Felix Kaminsky et al on behalf of Dentonia, revealed nitrogen configurations in these diamonds similar to the diamonds from the Premier pipe of South Africa and the Coromandel area of Brazil, both known for large gem quality diamonds, suggesting the possibility of the presence of larger gem quality diamonds within the DO27 diamond population. This study was partially reproduced in "The Canadian Mineralogist", Vol. 39, pp1733-1745 (2001).

By way of explanation, due to ground conditions, the 1994 bulk sample drift, 100m below a small lake, did not reach the intended target, namely the center of the southern lobe of DO27 pipe, marked by the drill hole 27-7, and fell short by about 135m, before being abandoned. The drill hole 27-7 produced from a sample weight of 180.4kg, 62 macros or >0.5mm, and 167 micros or <0.5mm diamonds, a ratio of 0.37, and a micro diamond grade of 3.69 ct/tonne.

Dentonia has a 1/3 equity position in DHK Diamonds Inc., which at this stage has a 28.8 interest in the WO block of claims.

ELF Claim Group – Tintina Gold Belt, Yukon

With the recent increases in the price of gold, an apparent continuous bull market in gold, Dentonia took the opportunity to acquire interests in three groups of claims and expanded its presence in the Tintina Gold Belt, Yukon.

In addition to its interest in the HY Property, see news releases October 1, and October 2, 2003, and a possible interest in the adjacent FER property (combined 174 claims or 3,654 hectares), Dentonia, by

staking, acquired a 100% interest in 30 two-post minerals, or 630 hectares, for a total of 4,284 hectares, in the south-eastern part of the Tintina Gold Belt, Yukon.

The ELF group of claims, located 175km northeast of Watson Lake, Yukon, and about 10km south of the HY and FER properties, is accessible from the Nahanni Range road, located about 25km west of the ELF group.

A geochemical survey in 1999, covering the ELF group, outlined an area, 1,200m x 400m, with anomalous values in gold, arsenic, and other associated elements in soil. Gold values ranged up to +600ppb.

The ELF group is underlain by sediments, surrounding an igneous intrusion, these sediments consist of hornfels, limestone, shale, quartz grits and pebble chart conglomerates.

Follow up exploration is warranted, which will consist of prospecting, geological and structural mapping, and if successful, to be followed by geophysical surveys to define the origin of this anomaly.

To elaborate on the regional geology, the Tintina Gold Belt is an arc of gold deposits, and stretches from southeastern Yukon to southwestern Alaska and hosts a number of gold deposits such as the Donlin Greek (11.4 million oz Au), Fort Knox (7 million oz Au), Pogo (5.5 million oz Au at 0.55 oz/ton (18.90 gr./t Au)), currently undergoing mine permitting by Teck Cominco/Sumitano, Dublin Gulch (3.18 million oz Au), and Brewery Geek (1.3 million oz Au) and the Hyland Gold Prospect. All these deposits are located northwesterly of the ELF property, except the Hyland Gold Prospect, which is located about 140 km south of the ELF property.

Gold mineralization in the Tintina Gold Belt occurs as intrusive plutons, or as hydrothermal deposits, associated with faults or lineaments.

Major hydrothermal ore deposits, a possible model for the ELF property, are traceable for 10 to 1,000 km, or more, on the Earth's surface. Such hydrothermal reservoirs, reaching depth well in excess of 10km to tap fluids from magna chambers or even deeper crust/mantle sources, are discrete reservoirs, separated from each other by regional seals or barriers. The convection of fluids within these hydrothermal reservoirs, it is suggested, is the mechanism for generating large tonnage, high-grade mineral deposits.

Examples of such systems are the Ashanti Gold Belt in Western Africa, Browns Greek deposit in central west, New South Wales, Australia, the Telfer deposit in Western Australia, (11 million oz of gold) and the numerous deposits of the Tintina Gold Belt of Alaska and the Yukon.

In connection with this news release, and specially the ELF property, reference was made to an Assessment Report filed with the Mining Recorder's Office, Watson Lake, and with respect to the regional geology, to data developed by Phelps Dodge, Rimfire Minerals Corporation and various press releases, and an abstract, "The Third Dimension of Hydrothermal Systems, Reduced Fluids and Giant Au Deposits", from a paper delivered at the Geodynamics and Ore Deposits Conference, Australian Geodynamics Cooperative Research Center at Ballarat, Victoria, 19-21 February 1997, 81-84.

For additional details, reference should be made to Dentonia's website: www.dentonia.net

DENTONIA RESOURCES LTD.
"Adolf A. Petancic"
Adolf A. Petancic, President